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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                           D.I.Y. HOME WAREHOUSE, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   23321D 10 5
                      (CUSIP Number of Class of Securities)



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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















                                Page 1 of 7 Pages


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CUSIP NO. 23321D 10 5                 13G                 PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        FRED A. ERB, OR HIS SUCCESSOR, AS TRUSTEE U/T/A DATED 10/30/80, AS AMENDED AND RESTATED, FRED A. ERB, GRANTOR
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

                                    MICHIGAN
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       4,410,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        4,410,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   -0-
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   4,410,000
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

                                     60.6%
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 12     Type of Reporting Person (See Instructions)

                                       OO
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


CUSIP NO. 23321D 10 5                 13G                 PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                  FRED A. ERB
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

                                 UNITED STATES
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       4,410,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        4,410,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   -0-
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   4,410,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

                                     60.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

                                       IN
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

                                                               Page 4 of 7 Pages
ITEM 1.

         (a)      NAME OF ISSUER.


                  The issuer of the securities with respect to which this statement on Schedule 13G (the "Statement") is being filed is D.I.Y. Home Warehouse, Inc., an Ohio corporation (the "Issuer").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.


                  The address of the Issuer's principal executive offices is 5811 Canal Road, Suite 180, Valley View, Ohio 44125.

ITEM 2.

         (a)      NAME OF PERSON FILING.


                  This Statement is being filed by the following persons:

                           (1) Fred A. Erb, or his successor, as trustee u/t/a dated 10/30/80, as amended and restated, Fred A. Erb, Grantor (the "Trust") ; and

                           (2)      Fred A. Erb.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.


                           The address for the Trust is as follows:

                           44 East Long Lake,
                           Bloomfield Hills, Michigan 48304

                           Mr. Erb's address is as follows:

                           649 Edgemere Court
                           Bloomfield Hills, Michigan 48304

         (c)      CITIZENSHIP.


                  The Trust is a Michigan entity. Mr. Erb is a citizen of the United States.

         (d)      TITLE OF CLASS OF SECURITIES.


                  This Statement relates to the common stock, no par value (the "Common Stock"), of the Issuer.

                                                               Page 5 of 7 Pages

         (e)      CUSIP NUMBER.


                  The CUSIP Number of the Common Stock is 23321D 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK
                  WHETHER THE PERSON FILING IS A:

                  (a)      |_| A broker or dealer registered under Section 15 of
                               the Act

                  (b)      |_| A bank as defined in Section 3(a)(6) of the Act

                  (c)      |_| An insurance company as defined in Section 3(a)
                           (19) of the Act

                  (d) |_| An investment company registered under Section 8 of the Investment Company Act

                  (e) |_| An investment adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) |_| An employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund; see ss.240.13d-1(b)(1)(ii)(F)

                  (g) |_| A parent holding company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See
                           Item 7)

                  (h)      |_| A group, in accordance with ss.240.13d-1(b)(1)
                           (ii)(H)

ITEM 4. OWNERSHIP.


                  (a) The shares of Common Stock were originally owned by 375 South Eaton Limited Partnership. Mr. Erb is the sole general partner of 375 South Eaton Limited Partnership. The shares were then transferred to the Trust. Mr. Erb is the grantor of the Trust. As a result, pursuant to Rule 13d-3(a), Mr. Erb is deemed to be the beneficial owner of the Common Stock owned by the Trust for the purposes of this Statement. Nevertheless, Mr. Erb specifically disclaims beneficial ownership of the Common Stock owned by the Trust except to the extent of his pecuniary interest in such Common Stock.

                  (b) The 4,410,000 shares of Common Stock owned by the Trust represent approximately sixty and six tenths percent (60.6%) of the issued and outstanding Common Stock.

                           As the Trustee of the Trust, Mr. Erb has the power to vote or direct the vote of 4,410,000 shares of Common Stock.

                                                              Pages 6 of 7 Pages


                  (c) Listed below are the number of shares of Common Stock as to which the Trust has:

                           (i)      sole power to vote or to direct the vote:                             4,410,000
                           (ii)     shared power to vote or to direct the vote:                                 -0-
                           (iii)    sole power to dispose or to direct the disposition of:                4,410,000
                           (iv)     shared power to dispose or to direct the disposition of:                    -0-


                           Listed below are the number of shares of Common Stock as to which Mr. Erb, by virtue of being the Trustee of the Trust has:

                           (i)      sole power to vote or to direct the vote:                             4,410,000
                           (ii)     shared power to vote or to direct the vote:                                 -0-
                           (iii)    sole power to dispose or to direct the disposition of:                4,410,000
                           (iv)     shared power to dispose or to direct the disposition of:                    -0-


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                  SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.


                  Not applicable.

ITEM 10.          CERTIFICATION.


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


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                                                              Pages 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                              /s/ Fred A. Erb
                              --------------------------------------------------
                              Fred A. Erb, individually and Fred A. Erb, or his successor, as Trustee u/t/a dated 10/30/80, as amended and restated, Fred A. Erb, Grantor


Dated:   October 12, 2000